Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated October 26, 2017
Relating to Preliminary Prospectus dated October 16, 2017
Registration No. 333-220767

FORESCOUT TECHNOLOGIES, INC.
Update and Supplement to Preliminary Prospectus
Dated October 26, 2017
This free writing prospectus relates to the initial public offering of common stock of ForeScout Technologies, Inc. and should be read together with the preliminary prospectus dated October 16, 2017 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of our common stock. On October 26, 2017, ForeScout filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our common stock (“Amendment No. 3”), which may be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1145057/000162828017010166/forescouts-1a3.htm
References to “ForeScout,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in the Preliminary Prospectus.

1.	Disclosure regarding the NST litigation
The disclosure set forth in the Preliminary Prospectus on the following pages under the headings “Risk Factors—Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business and results of operations,” “Business—Legal Proceedings” and "Note 16. Subsequent Events" and has been added to include information related to our new litigation with Network Security Technologies, LLC.
Pages 24 and 104

On October 24, 2017, Network Security Technologies, LLC, or NST, filed a lawsuit against us in the United States District Court for the District of Delaware, alleging that we infringe U.S. Patent Nos. 8,234,705 and 9,516,048.  Based upon our preliminary review of these patents, we believe we have meritorious defenses to NST’s claims and intend to vigorously defend the lawsuit. However, the outcome of any litigation is inherently unpredictable, and as a result of this litigation, we may be required to pay damages or seek a license or other right to continue to deliver an unmodified version of CounterAct, which may not be made available to us at all or which may require us to pay ongoing royalties and comply with unfavorable terms.

On October 24, 2017, Network Security Technologies, LLC, or NST, filed a lawsuit against the Company alleging patent infringement. NST is seeking compensatory damages and attorneys’ fees. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. This litigation is still in its early stages and the final outcome, including any estimated liability, if any, with respect to these claims, is uncertain. At present, the Company is unable to estimate a reasonably possible range of loss, if any, that may result from this matter.

2.	Disclosure regarding adjustments related to offering expenses and preferred warrant liability

The disclosure set forth in the Preliminary Prospectus in the following sections has been revised to correct for the inclusion of an update in our estimated offering expenses in the pro forma as adjusted column of our balance sheet data, in our net tangible book value as of June 30, 2017 and related adjustments and the inclusion of actual expenses as of June 30, 2017 in our pro forma net tangible book value, as adjusted to give effect to our initial public offering and related updates.  Additionally, the disclosure set forth in the Preliminary Prospectus in the “Capitalization” section has been revised to correct for the valuation of the preferred warrant liability upon conversion of the preferred stock in connection with the initial public offering.
Updated Sections
Appendix I replaces the section "Prospectus Summary—Summary Consolidated Financial Statements and Other Data—Consolidated Balance Sheet Data” in its entirety.
Appendix II replaces the section “Capitalization” in its entirety.
Appendix III replaces the section “Dilution” in its entirety and related changes on page 37.
ForeScout has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents ForeScout has filed with the SEC for more complete information about ForeScout and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204, email: prospectuseq_fi@jpmchase.com and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146.

Appendix I

Prospectus Summary—Summary Consolidated Financial Statements and Other Data—Consolidated Balance Sheet Data

	As of June 30, 2017
	Actual	Pro Forma(1)(2)	Pro Forma as Adjusted(3)(4)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72,535	$72,535	$165,401
Working capital, excluding deferred revenue	56,529	56,529	149,395
Total assets	140,674	140,674	230,928
Total deferred revenue	117,527	117,527	117,527
Warrant liabilities	5,216	—	—
Redeemable convertible preferred stock, par value of $0.001 per share; 18,761,847 shares authorized, 18,468,917 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	283,854	—	—
Total stockholders’ (deficit) equity	(346,959)	(57,889)	32,365
_____________________

(1)
The pro forma column in the consolidated balance sheet data table above reflects the conversion of all outstanding shares of our redeemable convertible preferred stock into 21,443,822 shares of common stock (other than our Series G redeemable convertible preferred stock), the related reclassification of the redeemable convertible preferred stock and warrant liabilities to additional paid-in capital, and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on June 30, 2017. As of June 30, 2017, the Company had a total of 1,842,048 restricted stock units outstanding with a performance condition dependent upon an IPO or a change in control. If an IPO or a change in control had occurred as of June 30, 2017, the Company would have recorded stock-based compensation expense of approximately $10.9 million.

(2)
The pro forma column in the consolidated balance sheet data table above reflects the conversion of 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock as of June 30, 2017 into 4,034,152 shares of common stock, which conversion will occur immediately prior to the completion of this offering, based on an assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 decrease in the initial public offering price would result in all outstanding shares of our Series G redeemable convertible preferred stock converting into 4,152,246 shares of our common stock and a $1.00 increase in the initial public offering price would result in all outstanding shares of our Series G redeemable convertible preferred stock converting into 3,926,794 shares of our common stock.

(3)
The pro forma as adjusted column in the consolidated balance sheet data above gives effect to the pro forma adjustments described above and the sale of 4,800,000 shares of common stock by us in this offering, based on an assumed initial public offering price of $21.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by approximately $4.5 million after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable, cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by approximately $19.5 million, assuming an initial public offering price of $21.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information presented in the consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Appendix II
Capitalization

CAPITALIZATION
The following table sets forth our cash and cash equivalents, as well as our capitalization, as of June 30, 2017:

•	on an actual basis;

•
on a pro forma basis, giving effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 25,477,974 shares of common stock (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on an assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), (ii) the conversion of warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase an aggregate of 292,862 shares of common stock, (iii) the related reclassification of the redeemable convertible preferred stock and warrant liabilities to additional paid-in capital and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on June 30, 2017, and (iv) stock-based compensation expense of approximately $10.9 million associated with stock options and restricted stock units (RSUs) for which the service condition was satisfied as of June 30, 2017, and which we expect to record upon completion of our initial public offering as an increase to accumulated deficit and additional paid in capital; and

•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above and the sale of 4,800,000 shares of common stock by us in this offering, based on an assumed initial public offering price of $21.00 per share, the midpoint of the estimated offering price range as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the initial public offering price is equal to $21.00 per share, the midpoint of the estimated offering price range as set forth on the cover page of this prospectus, 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock would convert into 4,034,152 shares of common stock. A $1.00 decrease in the initial public offering price would result in all outstanding shares of our Series G redeemable convertible preferred stock converting into 4,152,246 shares of our common stock and a $1.00 increase in the initial public offering price would result in all outstanding shares of our Series G redeemable convertible preferred stock converting into 3,926,794 shares of our common stock.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(In thousands except share and per share data)
Cash and cash equivalents	$72,535	$72,535	$165,401

Warrant liabilities	5,216	—	—
Redeemable convertible preferred stock, par value of $0.001 per share; 18,761,847 shares authorized,18,468,917 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	283,854	—	—
Stockholders’ (deficit) equity:
Preferred stock, par value of $0.001 per share; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value of $0.001 per share; 50,000,000 shares authorized, 6,363,190 issued and outstanding, actual; 1,000,000,000 shares authorized, 31,841,164 issued and outstanding, pro forma; 1,000,000,000 shares authorized, 36,641,164 shares issued and outstanding, pro forma as adjusted	6	31	36
Additional paid-in capital	94,091	408,542	497,967
Accumulated deficit	(441,056)	(466,462)	(465,638)
Total stockholders’ (deficit) equity	(346,959)	(57,889)	32,365
Total capitalization	$(57,889)	$(57,889)	$32,365
_____________________

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $4.5 million after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $19.5 million, assuming an initial public offering price of $21.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization as of June 30, 2017 would be $179.5 million, $512.0 million, $46.4 million, and $46.4 million, respectively.
The number of shares of our common stock that will be outstanding immediately after this offering is based on 31,841,164 shares of our common stock outstanding as of June 30, 2017 (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on an assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and excludes:

•
233,023 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $6.62 per share;

•
no shares of our common stock issuable pursuant to warrants to purchase shares of our common stock outstanding as of June 30, 2017, based on the assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $17.00 per share, then these warrants will terminate at the completion of this offering and shall not be exercisable for any shares of our common stock);

•
292,862 shares of our common stock issuable upon the exercise of warrants to purchase shares of our redeemable convertible preferred stock outstanding as of June 30, 2017, each with an exercise price of $6.00 per share;

•
9,465,209 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $10.40 per share;

•	2,486,008 shares of our common stock issuable upon the vesting of RSUs outstanding as of June 30, 2017;

•	175,844 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2017, with a weighted-average exercise price of $19.78 per share;

•	549,965 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2017; and

•	5,946,835 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	3,800,000 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

•	800,000 shares of our common stock reserved for future grant or issuance under our Employee Stock Purchase Plan, or ESPP; and

•
1,346,835 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of June 30, 2017, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.

Our 2017 Plan and ESPP, which will become effective in connection with this offering, will provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan will also provide for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Appendix III
Dilution

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.
Pro forma net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our pro forma net tangible book value as of June 30, 2017 was $(60.5) million, or $(1.90) per share, based on the total number of shares of our common stock outstanding as of June 30, 2017, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock.
After giving effect to the sale by us of 4,800,000 shares of our common stock in this offering at the assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2017 would have been $32.4 million, or $0.88 per share. This represents an immediate increase in pro forma net tangible book value of $2.78 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $20.12 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution:

Assumed initial public offering price per share		$21.00
Pro forma net tangible book value per share as of June 30, 2017, before giving effect to this offering	$(1.90)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	2.78
Pro forma net tangible book value, as adjusted to give effect to this offering		$0.88
Dilution in pro forma net tangible book value per share to new investors in this offering		$20.12
Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, our pro forma net tangible book value per share immediately after this offering by $0.12 and would increase (decrease), as applicable, dilution per share to new investors in this offering by $0.88, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease), as applicable, our pro forma net tangible book value by approximately $0.50 per share and increase (decrease), as applicable, the dilution to new investors by $0.50 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.
Based on an assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock would convert into 4,034,152 shares of common stock. A $1.00 decrease in the initial public offering price would result in all outstanding shares of our Series G redeemable convertible preferred stock converting into 4,152,246 shares of our common stock and a $1.00 increase in the initial public offering price would result in all outstanding shares of our Series G redeemable convertible preferred stock converting into 3,926,794 shares of our common stock.
If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $1.24 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $19.76 per share.
The following table presents on a pro forma as adjusted basis, as of June 30, 2017, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of shares of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	31,841,164	87%	$176,112,625	64%	$5.53
New investors	4,800,000	13%	100,800,000	36%	$21.00
Total	36,641,164	100%	$276,912,625	100%
Each $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $4.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own 85% and our new investors would own 15%, respectively, of the total number of shares of our common stock outstanding upon the completion of this offering.
The number of shares of our common stock that will be outstanding immediately after this offering is based on 31,841,164 shares of our common stock outstanding as of June 30, 2017 (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on an assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), and excludes:

•
233,023 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $6.62 per share;

•
no shares of our common stock issuable pursuant to warrants to purchase shares of our common stock outstanding as of June 30, 2017, based on the assumed initial public offering price of $21.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, with an exercise price of $0.001 per share (in the event that the assumed initial public offering price is equal to or greater than $17.00 per share, then these warrants will terminate at the completion of this offering and shall not be exercisable for any shares of our common stock);

•
292,862 shares of our common stock issuable upon the exercise of warrants to purchase shares of our redeemable convertible preferred stock outstanding as of June 30, 2017, each with an exercise price of $6.00 per share;

•
9,465,209 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $10.40 per share;

•	2,486,008 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 30, 2017;

•	175,844 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2017, with a weighted-average exercise price of $19.78 per share;

•	549,965 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2017; and

•	5,946,835 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	3,800,000 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

•	800,000 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan, or ESPP; and

•
1,346,835 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of June 30, 2017, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.
Our 2017 Plan and ESPP, which will become effective in connection with this offering, will provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan will also provide for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”